JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardines

Jardine Matheson Limited
Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

[redacted]

08003771

27th June 2008

SUPPL

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Share Transaction of Person Discharging Managerial Responsibilities

In accordance with the requirements under the Disclosure and Transparency Rules of the Financial Services Authority (the "FSA") in the United Kingdom, notification has been made to the FSA on behalf of JMH of the following share transaction in JMH of its Person Discharging Managerial Responsibilities:-

Name of Person Discharging Managerial Responsibilities	Nature of Transaction	Date of Transaction	No. of Shares involved	Price Per Share
Y K Pang	Acquisition of ordinary shares as a result of exercise of options	27/06/2008	+40,000	US$9.84

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

END

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